Exhibit 99.1

February 03, 2012
Luxembourg - Subsea 7 S.A. (Oslo Børs: SUBC)

Sale of NKT Flexibles
Further to the announcement dated September 20, 2011, the Boards of NKT Holding A/S and Subsea 7 S.A. have completed their review of strategic alternatives for the future development of NKT Flexibles (the “Company”) which has been operated as a joint venture between NKT Holding A/S (51%) and Subsea 7 S.A. (49%) since 1999.

Since the announcement of the strategic review in September 2011, NKT Holding A/S and Subsea 7 S.A. have conducted a competitive process which has involved both strategic and financial buyers. On the basis of this competitive process NKT Holding A/S and Subsea 7 S.A. have today entered into an agreement to sell NKT Flexibles to National Oilwell Varco (NOV) for a total consideration of DKK 3.8 billion. The transaction is subject to customary closing conditions, including approval from the relevant competition authorities, and is expected to close during the first half of 2012.

NKT Holding A/S and Subsea 7 S.A. are convinced that NOV will be an excellent new owner of NKT Flexibles in its further development, as NOV has significant global experience and reach within complementary products and solutions to the offshore sector.

Revenue for NKT Flexibles in 2011 was DKK 1.5 billion, with a pro forma EBITDA of DKK 301 million after adjustment of price regulations recognised as income related to prior years. As of December 31, 2011 the book value of equity in the Company amounted to DKK 1.4 billion.

Subsea 7 S.A. expects its share of the contribution from the Company for fiscal year 2011 to be approximately $29 million.

The transaction will lead to a gain on disposal which is expected to be recognised in fiscal year 2012.

The Board of Directors of NKT Holding A/S and Subsea 7 S.A. are of the opinion that the purchase price reflects NKT Flexibles’ strong strategic platform, attractive growth prospects as well as the investments required for the Company’s ongoing establishment of production in Brazil.

Please direct any questions to the signers.

Yours faithfully

NKT Holding A/S	Subsea 7 S.A.
Thomas Hofman-Bang	Karen Menzel
President and CEO	Investor Relations Director
Tel. +45 4348 2000	Tel. +44 (0) 20 8210 5568

Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast”, “project,” “will,” “should,” “seek,” and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.

________________________________________________________________________________________________________________________________________________________________________________
NKT Holding A/S is one of Denmark's major industrial groups with 9,200 employees and a turnover in 2010 of 14.5 bnDKK. The Group consists of NKT Cables (the energy sector), Nilfisk-Advance (the cleaning industry), Photonics Group (the optical industry) and the 51% owned NKT Flexibles (the offshore sector). Read more at www.nkt.dk.

Subsea 7 S.A. is a seabed-to-surface engineering, construction and services contractor to the offshore energy industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.